787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 6, 2019

VIA EDGAR

Deborah L. O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Health Sciences Trust II

(Securities Act File No. 333-233373, Investment Company Act File No. 811-23466)

Response to Staff Comments

Dear Ms. O’Neal:

On behalf of BlackRock Health Sciences Trust II (the “Trust”), this letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on September 19, 2019 and to telephonic comments provided by the Staff to Ms. Mia Pillinger and Mr. Elliot Gluck on December 3, 2019 and December 4, 2019 regarding the filing of a registration statement on Form N-2 (the “Registration Statement”) for the Trust on August 20, 2019.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. The Trust anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Comment No. 1:	Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the Registration Statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Trust, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response No. 1:	Prior to the Trust’s Registration Statement being declared effective, FINRA will have reviewed the proposed underwriting terms and arrangements for the

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transactions described in the Registration Statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Trust, the underwriter, and other broker-dealers participating in the distribution and will have issued a no objections letter.

Comment No. 2:	We note the disclosure on page 11 of the prospectus states, “The Trust has, pursuant to an SEC exemptive order granted to certain (emphasis added) of BlackRock’s closed-end funds, adopted a plan to support a level distribution of income, capital gains and/or return of capital (the ‘Level Distribution Plan’).” Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement.

Response No. 2:	The Trust has not submitted and does not expect to submit an exemptive application or request for no-action relief in connection with the Registration Statement. The referenced exemptive relief obtained may be relied upon by future closed-end funds advised by the Adviser.

Prospectus Cover Page

Comment No. 3:	The Investment Strategy paragraph states, “Under normal market conditions, the Trust will invest at least 80% of its total assets in equity securities of companies engaged in the health sciences and related industries (emphasis added) and equity derivatives with exposure to the health sciences industry.” The disclosure further states, “Other health sciences industries (emphasis added) in which the Trust may invest include: clinical testing laboratories; diagnostics; hospital, laboratory or physician ancillary products and support services; rehabilitation services; employer health insurance management services; and vendors of goods and services specifically to companies engaged in the health sciences.… Non-human health sciences industries (emphasis added) include companies engaged in the development, production or distribution of products or services that: increase crop, animal and animal product yields by enhancing growth or increasing disease resistance; improve agricultural product characteristics, such as taste, appearance, nutritional content and shelf life; reduce the cost of producing agricultural products; or improve pet health.” Please clarify the disclosure to precisely describe the related industries contemplated by the Trust for compliance with Rule 35d-1 under the Investment Company Act of 1940 (the “40 Act”). Also, add the term “principally” or similar before the term “engaged.” Finally, disclosure [sic] that derivatives are counted based on market, not notional, value.

Response No. 3:	The Trust will revise its 80% investment policy to state that: “[u]nder normal market conditions, the Trust will invest at least 80% of its total assets in equity securities of companies principally engaged in the health sciences group of industries and equity derivatives with exposure to the health sciences group of industries.” The references noted above to “other health sciences industries” and “non-human health sciences industries” will be revised to clarify that they refer to industries within the health sciences group of industries.

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The Trust confirms that derivatives are valued at mark-to-market for purposes of this 80% policy.

Comment No. 4A:	In the Investment Strategy paragraph the disclosure states, “The Advisor determines, in its discretion (emphasis added), whether a company is engaged in the health sciences and related industries.… The Trust will consider a company to be principally engaged in a health sciences or related industry if 50% or more of its revenues are derived from, or 50% or more of its assets are related to, its health sciences business.” Can the Advisor choose securities that do not meet the asset/revenue test disclosed? Please harmonize the disclosure. Further, will those securities count towards satisfying the Trust’s 80% test to invest in health sciences and related industries? If yes, please explain to us how that complies with Rule 35d-1 under the 1940 Act. We may have further comments.

Response No. 4A:	As noted in Response No. 3, the Trust will revise its 80% investment policy to state that: “[u]nder normal market conditions, the Trust will invest at least 80% of its total assets in equity securities of companies principally engaged in the health sciences group of industries….” In addition, the Trust will revise the Registration Statement to state that “[t]he Trust will consider a company to be principally engaged in the health sciences group of industries if (i) it is classified in an industry within the health sciences group of industries by a third-party industry classification system or (ii) it is not classified in any industry by such third-party industry classification system and the Advisor determines that the company is principally engaged in the health sciences group of industries.” While the Advisor maintains discretion to determine whether a company is principally engaged in the health sciences group of industries if it is not classified in any industry by a third-party industry classification system, it may only do so consistent with the Commission’s guidance in Guide 19 of the Guidelines to Form N-1A that a registrant may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. The sentence stating that a company will be considered to be principally engaged in a health sciences or related industry if 50% or more of its revenues are derived from, or 50% or more of its assets are related to, its health sciences business will be deleted.

Comment No. 4B:	Please confirm whether a company could be classified in more than one industry and still be determined by the Advisor to be within the health sciences group of industries.

Response No. 4B:	The Trust confirms that a company cannot be classified in more than one industry by the third-party classification system on which it currently intends to rely for purposes of industry classification.

December 6, 2019

Comment No. 5:	In regard to the portfolio securities that represent “equity interests in real estate investment trusts that own hospitals,” disclose whether those interests will be limited or general partner interests. If the Trust anticipates investing as a general partner, add the risks associated with general partnerships in the risk disclosure section of the prospectus.

Response No. 5:	The Amendment will be revised to state that the referenced equity interests will only include limited partner interests. The Trust confirms that the referenced equity interests will not include general partner interests.

Comment No. 6:	In the discussion regarding the Trust’s option writing strategy, consider highlighting the following disclosure using bold or italicized font: “… the Trust will lose money to the extent that it writes covered call options and the securities on which it writes these options appreciate above the exercise price of the option.”

Response No. 6:	The requested change will be made in the Amendment.

Comment No. 7:	In the aforementioned section, the disclosure: “Following the completion of an Eligible Tender Offer, the Board may, by a Board Action Vote, eliminate the Dissolution Date without shareholder approval and provide for the Trust’s perpetual existence (emphasis added)” should be equally prominent with the disclosure regarding the Trust’s limited term. The potential tender offer prevents investors from reasonably predicting whether the Trust will dissolve or convert, without a shareholder vote, to a perpetual fund. Please make this change throughout the document.

Response No. 7:	The requested change will be made in the Amendment.

Prospectus Summary

Limited Term and Eligible Tender Offer

Comment No. 8:	On page 3, consider highlighting with bold or italicized font the disclosure that states, “The Trust is not required to conduct additional tender offers following an Eligible Tender Offer and conversion to a perpetual structure. Therefore, remaining common shareholders may not have another opportunity to participate in a tender offer or exchange their common shares for the then-existing NAV per share. There is no guarantee that the Board will eliminate the Dissolution Date following the completion of an Eligible Tender Offer so that the Trust will have a perpetual existence.”

Response No. 8:	The requested change will be made in the Amendment.

December 6, 2019

Investment Policies: Other Strategies

Comment No. 9:	If the Trust engages in the short sale of securities, please ensure that dividend and interest expenses associated with such short sales are included in Other Expenses in the Summary of Trust Expenses table.

Response No. 9:	The Trust does not currently expect to engage in the short sale of securities and therefore, there are no associated dividend and interest expenses to include in Other Expenses in the Summary of Trust Expenses table.

Distributions

Comment No. 10:	Page 11 states, “A return of capital distribution may involve a return of the shareholder’s original investment. … Shareholders should not draw any conclusions about the Trust’s investment performance from the amount of these distributions or from the terms of the Level Distribution Plan.” Please consider adding, “Persons who receive a payment consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of any distribution from the Trust is net profit.”

Response No. 10:	The Trust respectfully declines to make the requested change. The Trust submits that the current disclosure sufficiently addresses the possibility of distributions including a return of capital. In addition, shareholders receive Section 19(a) notices for any distribution where return of capital is estimated to be a source for the distribution.

Comment No. 11:	Consider highlighting with bold or italicized font the following disclosure: “Though not currently taxable, such a distribution may lower a shareholder’s basis in the Trust, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of Trust shares, even if sold at a loss to the shareholder’s original investment. All or a significant portion of the Trust’s distributions to shareholders during the Trust’s first year of operations may consist of return of capital.”

Response No. 11:	The requested change will be made in the Amendment.

Special Risk Considerations: Risks Associated with the Trust’s Options Strategy

Comment No. 12:	We note that the Trust’s options writing strategy, as disclosed on the cover page, is a principal investment strategy. Therefore, please disclose the “Risks Associated with the Trust’s Options Strategy” earlier in the Special Risk Considerations section of the prospectus.

December 6, 2019

Response No. 12:	The “Risks Associated with the Trust’s Options Strategy” will be moved earlier in the Special Risk Considerations section of the prospectus.

Special Risk Considerations: Risks of Writing Options

Comment No. 13:	Please explain to us how options will be valued for purposes of calculating the Advisor’s management fee. We may have additional comments after reviewing your response.

Response No. 13:	For purposes of calculating the Advisor’s management fee, options will be valued using the fair market value, which will either be the mark-to-market value or the fair value determined by the Advisor in accordance with procedures approved by the Trust’s Board of Trustees.

Summary of Trust Expenses

Comment No. 14:	Please note that acquired fund fees and expenses greater than 1 basis point must be shown as a separate line item.

Response No. 14:	The Trust acknowledges the comment and confirms that acquired fund fees and expenses greater than 1 basis point will be shown as a separate line item.

Comment No. 15:	In regard to footnote number 4, confirm to the staff that the Fee Waiver Agreement’s term will be at least one year from the effectiveness date of the Registration Statement. Also, the Fee Waiver Agreement is considered a material agreement that should be filed as an exhibit that accompanies the Trust’s pre-effective amendment.

Response No. 15:	The Trust confirms that the Fee Waiver Agreement’s term will remain in effect through June 30, 2021, which is more than one year after the effective date of the Registration Statement. The Amendment will include this date. The Trust also confirms that the Fee Waiver Agreement will be filed as an exhibit to the Amendment.

Comment No. 16:	If the Advisor is permitted to recapture waived fees, disclose the terms and conditions of the reimbursement.

Response No. 16:	The Trust submits that the Advisor is not permitted to recapture waived fees under the terms of the Fee Waiver Agreement.

Investment Management Agreement

Comment No. 17:	The disclosure on page 118 states, “A discussion regarding the basis for the approval of the Investment Management Agreement by the Board will be available in the Trust’s first report to shareholders.” Per Item 9.1.b of Form N-2, provide the period covered by the report.

December 6, 2019

Response No. 17:	The referenced disclosure will be revised as follows:

A discussion regarding the basis for the approval of the Investment Management Agreement by the Board will be available in the Trust’s semi-annual report to shareholders for the period ending June 30, 2020.

General Comments

Comment No. 18:	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response No. 18:	The Trust notes the Staff’s comment.

Comment No. 19:	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response No. 19:	The Trust notes the Staff’s comment. Please see the responses in this letter, as applicable, with respect to comments where the Trust is not making a change.

Comment No. 20:	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response No. 20:	The Trust intends to rely on Rule 430A to omit certain information from the prospectus included with the final pre-effective amendment to the Registration Statement and will provide a draft of the final pre-effective amendment to the Registration Statement to the Staff prior to filing.

Comment No. 21:	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response No. 21:	The Trust notes the Staff’s comment.

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December 6, 2019

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP